ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Paul M. Kinsella
March 15, 2012	617-951-7000
617-951-7050 fax
Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Supernus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed February 14, 2012
File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated February 23, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011, December 30, 2011 and February 14, 2012 (as so amended, the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share. Concurrently herewith, the Company has filed Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company. For your convenience, three courtesy copies of this letter and Amendment No. 4, which has been marked to show the changes from Pre-Effective Amendment No. 3 to the Registration Statement as filed on February 14, 2012, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to Pre-Effective Amendment No. 3 to the Registration Statement, as filed on February 14, 2012; page numbers and other similar references used in the Company’s responses refer to Amendment No. 4, unless otherwise noted.

FORM S-1

General

1.                                       Please update your financial statements and related financial information through the period ended December 31, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X.  In doing so, please also file as an exhibit an updated, signed consent from your independent auditors.

Response: The Company advises the Staff that it has updated the financial statements and related financial information through the period ended December 31, 2011 in accordance with Rules 3-01 and 3-12 of Regulation S-X in Amendment No. 4. The Company has also filed as an exhibit an updated, signed consent from its independent auditor.

Management’s Discussion and Analysis of Financial Condition and results of Operations

Critical Accounting Policies and Estimates

Stock-Base Compensation, page 77

2.                                       We acknowledge your response to prior comment three.  Please continue to update your table on page 79 for any grants or equity issuances up until the time of effectiveness of your registration statement.  We may have additional comments when you provide the revised disclosure and your anticipated IPO price range.

Response: The Company advises the Staff that it has updated the table on page 77 of Amendment No. 4 to reflect all grants or equity issuances through the date of this response. The Company confirms that it will continue to revise its tabular disclosure as necessary to include information for all equity instruments for which a valuation is available through the effectiveness of the Registration Statement. The Company advises the Staff that it will supplementally provide the Staff with the anticipated price range, as soon as it is available, and acknowledges that the Staff may have additional comments at that time.

Lender Warrants, page 84

3.                                       Although you acknowledge in response to our prior comment nine that derivative liability treatment is appropriate for your lender warrants after your IPO, you continue to disclose in the last sentence of the second paragraph in this section that you will reclassify the warrant liability to equity upon the consummation of your offering.  Please revise this disclosure to be consistent with your response and the revised disclosure elsewhere in the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 4 to clarify that derivative liability treatment is appropriate for the lender warrants after the IPO, consistent with the disclosure elsewhere in Amendment No. 4.

Performance-based Cash Incentives, page 132

4.                                       Please discuss the individual goals which account for 40% of cash incentive awards as well as the committee’s assessment as to the degree of achievement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 4 to discuss the individual goals which account for 40% of the cash incentive awards and the Compensation Committee’s assessment as to the degree of the achievement of these goals.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4.  Summary of Significant Accounting Policies

Warrant Liability, page F-19

5.                                       Please revise your disclosure to clarify why you will continue to record the warrants as liabilities after your IPO consistent with your response to comment nine.  At a minimum, please disclose the existence of the “down-round” anti-dilution provision and its impact on your accounting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and F-17 of Amendment No. 4 to clarify why it will continue to record the lender warrants as liabilities after the IPO and to discuss the existence of the “down-round” anti-dilution provision and its impact on the Company’s accounting.

16.                                 Subsequent Events, page F-35

6.                                       In your response to prior comment 10 you indicate that you considered SAB 5E and that you believe the $40,000 annual fee associated with the Service Agreement represents the fair value of those services.  Please explain to us how the $40,000 annual fee represents fair value for the services you provide, especially considering your obligation to defend any challenges of the underlying patents that may arise.  In this regard, it appears from disclosures on page 18 that Sanctura XR and Oracea are already subject to patent infringement litigation and that defense costs in general could be substantial.

Response: In response to the Staff’s comment, the Company advises the Staff that its retained duties under the ongoing Servicing Agreement consist of monitoring the payments by the counterparties under the two license agreements. The Company must take commercially reasonable steps to collect the royalty amounts due and enforce the related provisions under the license agreements. In particular, the Company is required to monitor receipt of the royalty payments due under the license agreements and to confirm that the payments are received on a timely basis, calculated properly and made available to the trustee. The trustee is responsible for distributing the funds to the note holders. Per the terms of the Servicing Agreement, the Company is also required to perform a number of administrative duties, including, preparing the distribution reports and analyses of collection amounts required under the indenture, establishing and monitoring the accounts required by the indenture, conducting an audit of the books and records of the counterparties, at its own discretion or at the request of a specified percentage of the noteholders, and furnishing certain other information to the holders of the notes and the trustee.

The Company clarifies for the Staff that it has no obligation, pursuant to the Servicing Agreement, to defend the intellectual property underlying the license agreements. Obligations relating to the intellectual property stem from the Purchase and Sale Agreement between TCD and the Company dated April 15, 2008 (the “Purchase and Sale Agreement”), pursuant to which the Company is subject to certain affirmative covenants for so long as the notes remain outstanding. These obligations are disclosed in more detail in response to the Staff’s comment #8 below.

Accordingly, the obligations of the Company under the Servicing Agreement are limited and do not cover the defense of any intellectual property litigation. Moreover, the Company’s records which set forth the historical costs associated with these retained obligations support the conclusion that the $40,000 annual fee represents fair value for the services rendered. The Company has clarified the disclosure relating to its obligations under the Servicing Agreement in Amendment No. 4.

7.                                       Given that you sold TCD to a related party, please revise your disclosure here and/or elsewhere in your filing to clarify how you negotiated the sales price and determined that the consideration was fair.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 56 and F-24 of Amendment No. 4 to discuss how it negotiated the sales price of TCD and how it determined that the consideration was fair.

8.                                       Please tell us whether your sale of TCD qualifies for discontinued operations treatment under ASC 205-20.  Please reference for us the authoritative literature you rely upon to support your position.

Response: In response to the Staff’s comment, the Company confirms that the sale of TCD qualifies for discontinued operations treatment under ASC 205-20, or FAS 144.

The Company reviewed the guidance set forth in ASC 205-20-05-01. It has provided below its analysis of the three criteria that must be met for a transaction to be recorded as discontinued operations and the relevant Company facts that apply to each such criteria.

1)              The disposal group must qualify as a component of an entity, which may be a reportable segment, an operating segment, a reporting unit, a subsidiary, or an asset group.

•                  Prior to its sale, TCD was a subsidiary of the Company and its operations and cash flows could be clearly distinguished, both operationally and for financial reporting purposes, from the remaining operations of the Company. The TCD subsidiary constituted a business, in that it had both inputs and processes. Accordingly, the Company concluded that TCD represented a component of the Company prior to its sale.

2)              Its operations and cash flows have been and will be eliminated from the entity’s ongoing operations.

•                  The operations and cash flows of TCD have been eliminated from the ongoing operations of the Company as of December 31, 2011.

3)              The entity will have no significant continuing involvement in the component after its disposition.

•                  The Company has determined that its involvement with TCD following the sale is insignificant. This determination was based on the fact that the Company’s retained duties relating to TCD consist of: (i) maintaining the licensed intellectual property, and (ii) monitoring the royalty payments under the two license agreements.

The Company’s obligations with respect to the intellectual property arise from the Purchase and Sale Agreement, pursuant to which the Company agrees to maintain the licensed intellectual property. The Company’s responsibilities generally consist of filing and prosecuting patent applications, paying nominal fees to maintain the existing patents and monitoring for potential patent infringement. The Company considers the amounts spent with respect to these activities to be de minimis. Under the license agreements, the Company has the right, but not the obligation, to defend challenges to the patents. In the case of any litigation, the licensee is highly motivated, from an economic standpoint, to defend because any successful claim would jeopardize the licensee’s ability to successfully market the product. The Company has supported its licensees with any such litigation, including providing reasonable cooperation and execution of any documents necessary for the licensee to defend such action. With respect to all of the past or pending litigation, including the patent infringement litigation that is disclosed on pages 18 and 19 of Amendment No. 4, the licensee has acted to defend the claim and has assumed all of the costs, including third-party costs incurred by the Company.

The Company believes the possibility of its having to defend a claim on its own is remote and therefore that its obligations with respect to intellectual property are limited.

Accordingly, the Company believes that it has satisfied all three criteria required by ASC 205-20 and will apply discontinued operations accounting to the gain realized on the sale of TCD.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best Regards,

/s/ Paul M. Kinsella
Paul M. Kinsella

cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Gregory S. Patrick (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)